UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 1-16247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLOWERS FOODS, INC.

1919 FLOWERS CIRCLE THOMASVILLE, GEORGIA 31757

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Flowers Foods, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the Plan) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further described in Note 1 to the financial statements, the F.R. Lepage Bakery, Inc. Profit Sharing, Savings and Retirement Plan merged into the Plan effective December 31, 2013.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2013 and Schedule of Reportable Transactions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

June 9, 2014

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statements of Net Assets Available For Benefits

December 31, 2013 and 2012

	December 31,
	2013	2012
Assets
Investments, at fair value
Mutual funds	$354,192,095	$232,704,407
Flowers Foods, Inc. Common Stock Fund	61,903,227	44,468,487
Collective investment trust	38,517,569	34,175,719

Total investments, at fair value	454,612,891	311,348,613

Receivables
Employer contributions	426,272	437,211
Participant contributions	405,583	382,138
Notes receivable from participants	18,949,483	14,947,319
Receivable for merger from the Lepage Plan	18,963,040	—
Receivable for merger from the Tasty Plan	—	37,600,485

Total receivables	38,744,378	53,367,153

Net assets reflecting investments, at fair value	493,357,269	364,715,766
Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	(497,226)	(1,022,232)

Net assets available for benefits	$492,860,043	$363,693,534

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2013

2013
Additions to net assets attributed to
Investment income:
Dividends	$9,857,081
Net appreciation in fair value of investments	73,283,392

Total investment income	83,140,473

Interest income on notes receivable from participants	824,391

Contributions:
Employer	22,612,187
Participants	22,139,485
Rollovers	2,370,009

Total contributions	47,121,681

Plan merger assets transferred in	25,150,450

Total additions	156,236,995

Deductions from net assets attributed to
Benefit payments	(27,024,221)
Administrative expenses	(46,265)

Total deductions	(27,070,486)

Net increase in net assets	129,166,509
Net assets available for benefits at beginning of year	363,693,534

Net assets available for benefits at end of year	$492,860,043

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

GeneralThe Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Putnam Fiduciary Trust Company (“Putnam”) is the trustee and recordkeeper of the Plan.

Transfer of assets from the F.R. Lepage Bakery, Inc. Profit Sharing, Savings and Retirement Plan (the “Lepage Plan”) and other plans

The Plan Sponsor elected to merge the Lepage Plan into the Plan effective on December 31, 2013, and the merger was effected on that date. Lepage Plan assets in the amount of $18,963,040 are recorded as amounts receivable from the Lepage Plan merger as presented on the statements of net assets available for benefits. An additional $6,183,976 was received in the Plan on December 31, 2013 for like-kind investments that transferred. The amounts receivable represent investments that were liquidated before transferring the funds on January 2, 2014. The former participants of the Lepage Plan became participants of the Plan and have full rights and privileges thereof, as provided in the Plan documents. The Tasty Plan merged into the Plan in 2012. The total amount transferred from the Tasty Plan was $37,603,919. Most of that balance was transferred in 2012; however, current year true adjustments (transfers in) of approximately $3,400 was recorded in the current year related to that merger.

Eligibility for Participation

Employees are eligible to participate in the Plan starting with the first pay period following a 90-day waiting period from the date of hire. Thirty days following the completion of the 90-day waiting period, employees are automatically enrolled in the Plan with a 3% employee contribution rate. The employee contribution rate automatically increases by 1% each year after the first full calendar year at 3% until the employee contribution rate is 6%. If the employee does not want to make employee contributions to the Plan, they can “opt out” of the automatic enrollment. If the employee wants to contribute a different percentage they can change the initial automatic contribution percentage. These changes can be made at anytime, even before the automatic deduction begins, but no sooner than 30 days prior to the eligibility date.

Contributions

Allowable employee contributions can be up to 100% of the participant’s available pay, up to the IRS maximum amount of $17,500. Participants who have attained age 50 before the end of the Plan year are eligible to make $5,500 of catch-up contributions in 2013.

The Company provides matching contributions which generally are equal to 50% of the participant’s elective contributions, limited to 6% of pay. Also, the Company makes a basic contribution, as described in the Plan, whether or not the employee makes employee contributions.

Participants direct the investment of their contributions and the Company’s contributions on their behalf into various investment options offered by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on the investments within each participant’s account.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting

Participants vest immediately in their employee contributions plus allocated earnings thereon. The vesting period for the Company contributions is two years of service for basic contributions and three years of service for matching contributions. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Notes Receivable from Participants

Participants may borrow from their elective contribution account and rollover contribution account. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions. The interest rates ranged from 4.25% to 11.5% for outstanding participant loans as of December 31, 2013. The applicable rate for any loans issued on December 31, 2013 was 5.25%.

Administrative Expenses

Administrative fees charged by the trustee relating to notes receivable from participants and distributions to terminated participants are paid by the affected participants and are presented as administrative expenses in the statement of changes in net assets available for benefits. All other administrative expenses of the Plan are paid by the Company and are not reflected in the Plan’s financial statements.

Distribution of Benefits

Upon termination of service for any reason, a participant may elect to receive the value of the vested interest in his or her account as a lump sum distribution. However, a lump sum distribution is required if the vested balance is $5,000 or less.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements for the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6, Fair Value Measurements , for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts though a collective trust. The statements of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.

Purchases and sales of investments, including gains or losses, are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments sold during the year, as well as those that were held at the end of the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned; related fees are recorded as administrative expenses and are expensed when incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ compensation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.	Plan Amendments

On December 6, 2013, the Plan was amended to provide for the merger with and into the Plan of the F.R. Lepage Bakery, Inc. Profit Sharing, Savings, and Retirement Plan, effective as of December 31, 2013. The merger did not have an impact on any other provisions of the Plan.

On December 17, 2013, the Plan was amended for language required under the Defense of Marriage Act.

4.	Investments

The following table presents investments that represent 5% or more of the Plan’s Net Assets Available for Benefits at December 31, 2013 and 2012:

	December 31,
	2013	2012
Dodge & Cox Stock Fund; 465,616 and 405,049 shares, respectively	$78,628,546	$49,375,514
Pimco Total Return Fund; 5,923,506 and 4,379,811 shares, respectively	63,322,278	49,229,104
Flowers Foods, Inc. Common Stock Fund; 2,827,923 and 2,822,799 shares, respectively	61,903,227	44,468,487
Harbor Capital Appreciation Inv; 1,103,037 and 925,577 shares, respectively	61,494,305	38,837,226
George Putnam Balanced A; 3,729,582 and 3,296,731 shares, respectively	57,733,926	43,945,421
Putnam Stable Value Fund, at contract value; 38,020,343 and 33,153,487 shares, respectively	38,020,343	33,153,487
American Europacific Growth Fund; 683,048 and 517,392 shares, respectively	33,517,165	21,326,914
Vanguard Institutional Index Fund; 160,844 and 119,088 shares, respectively	27,227,651	15,543,401

Net appreciation (depreciation) in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the year ended December 31, 2013 was as follows:

Flowers Foods, Inc. Common Stock Fund	$17,271,074

Mutual funds:
Growth objective	15,981,372
Asset allocation objective	14,689,366
Value objective	28,083,795
Income objective	(2,742,215)

Mutual funds	56,012,318

Total	$73,283,392

5.	Investment in Flowers Foods, Inc. Common Stock Fund

The Plan held investments in the Company at December 31, 2013 and December 31, 2012 as shown in the following table:

	2013	2012
Number of common shares held	2,827,923	2,822,799
Market value of common shares held	$60,715,504	$43,791,015
Common shares as a percentage of the fair value of the Plan’s total investments	13.36%	14.06%
Common shares as a percentage of Flowers Foods, Inc.	1.36%	1.36%
Cash held	$1,187,723	$677,472

With regard to the Flowers Foods, Inc. Common Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in the fund option. As of December 31, 2013 there were approximately 2,827,923 units outstanding with a market value of approximately $21.89 per unit related to the Flowers Foods, Inc. Common Stock Fund. On May 22, 2013, the board of directors of the Company declared a 3-for-2 stock split of the Company’s common stock. The record date for the split was June 5, 2013, and new shares were issued on June 19, 2013. All share and per share information in the above table have been restated for all prior periods presented giving retroactive effect to the stock split.

6.	Fair Value Measurements

The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual funds — Valued at the net asset value (NAV) of shares held by the Plan at year end and are classified within Level 1 in the fair value hierarchy tables below.

Flowers Foods, Inc. Common Stock Fund — Valued at the closing price reported on the active market on which the security is traded plus any cash held by the fund and is classified within Level 1 in the fair value hierarchy tables below.

Collective investment trust — The investments include a stable value fund. The fair values of participation units held in the stable value fund are based on NAV after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient. The fair values of the Plan’s interest in the stable value fund are based on quoted market prices in active markets and securities and contracts are valued using observable inputs. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

The collective trust information is reported at the lowest level to the Plan using the audited financial statements of each trust and, as described above, is included in Level 2 in the fair value hierarchy tables below.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the fair value of the Plan assets recorded at fair value on a recurring basis segregated among the appropriate levels within the fair value hierarchy as of December 31, 2013 and 2012:

	Fair Value Measurements at December 31, 2013
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Growth objective	$74,139,502	$—	$—	$74,139,502
Asset allocation objective	80,367,843	—	—	80,367,843
Value objective	136,362,472	—	—	136,362,472
Income objective	63,322,278	—	—	63,322,278

Total mutual funds	354,192,095	—	—	354,192,095

Flowers Foods, Inc. Common Stock Fund	61,903,227	—	—	61,903,227

Collective investment trust
Capital preservation	—	38,517,569	—	38,517,569

Total collective investment trust	—	38,517,569	—	38,517,569

Total investments at fair value	$416,095,322	$38,517,569	$—	$454,612,891

	Fair Value Measurements at December 31, 2012
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Growth objective	$43,123,734	$—	$—	$43,123,734
Asset allocation objective	47,030,634	—	—	47,030,634
Value objective	93,320,935	—	—	93,320,935
Income objective	49,229,104	—	—	49,229,104

Total mutual funds	232,704,407	—	—	232,704,407

Flowers Foods, Inc. Common Stock Fund	44,468,487	—	—	44,468,487

Collective investment trust
Capital preservation	—	34,175,719	—	34,175,719

Total collective investment trust	—	34,175,719	—	34,175,719

Total investments at fair value	$277,172,894	$34,175,719	$—	$311,348,613

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2013 and 2012, respectively.

As of December 31, 2013

Name	Fair Value	Contract Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	38,517,569	38,020,343	N/A	Daily	7-30 days

As of December 31, 2012

Name	Fair Value	Contract Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	34,175,719	33,153,487	N/A	Daily	7-30 days

7.	Related Party Transactions

Certain Plan investments are shares of a collective investment trust and mutual funds managed by Putnam, and shares of Flowers Foods, Inc. Common Stock Fund. At December 31, 2013 and 2012, the Plan held 2,827,923 shares and 2,822,799 shares of Flowers Foods, Inc. Common Stock Fund with a market value of $61,903,227 and $44,468,487, respectively. Putnam is the trustee as defined by the Plan, and Flowers Foods, Inc. is the Plan Sponsor. Therefore, certain transactions such as contributions from the Plan Sponsor and dividends, purchases, and sales involving funds managed by Putnam qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8.	Plan Termination

Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

9.	Forfeitures

At December 31, 2013 and 2012, forfeited nonvested accounts totaled $97,324 and $76,211, respectively. These accounts will be used to reduce future Company contributions. Also, during 2013 Company contributions were reduced by $413,867 from forfeited nonvested accounts.

10.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated December 20, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

12.	Subsequent Events

The Plan Administrator has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

13.	Reconciliation of Financial Statements for Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$492,860,043	$363,693,534
Deemed loans	—	(89,390)

Net assets available for benefits per the Form 5500	$492,860,043	$363,604,144

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2013, to total income per the Form 5500:

Total additions per the financial statements	$156,236,995
Less: Transfer of assets from the Derst and BKB Plan separately identified on Form 5500	(25,150,450)

Total income per Form 5500	$131,086,545

The following is a reconciliation of total deductions per the financial statements for the year ended December 31, 2013, to total expenses per the Form 5500:

Total deductions per the financial statements	$27,070,486
Less: Deemed loans distributions	(89,390)

Total expenses per Form 5500	$26,981,096

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013 EIN No. 58-2582379 / Plan Number 004

(a) Party in Interest	(b) Identity of issue or borrower	(c)Description of Investment	(d) Cost**	(e) Current Value
*	Putnam Stable Value Fund	Collective Investment Trust at contract value; 38,020,343 shares		$38,020,343

	Dodge & Cox Stock Fund	Mutual Fund; 465,616 shares		78,628,546
	Pimco Total Return Fund	Mutual Fund; 5,923,506 shares		63,322,278
	Harbor Capital Appreciation Inv	Mutual Fund; 1,103,037 shares		61,494,305
*	George Putnam Balanced A	Mutual Fund; 3,729,582 shares		57,733,926
	American Europacific Growth Fund	Mutual Fund; 683,048 shares		33,517,165
	Vanguard Institutional Index Fund	Mutual Fund; 160,844 shares		27,227,651
	Columbia Alcorn Fund	Mutual Fund; 525,805 shares		19,623,027
	William Blair Small Cap Value I	Mutual Fund; 702,511 shares		12,645,197

				354,192,095

*	Flowers Foods, Inc. Common Stock Fund	Common Stock Fund; 2,827,923 shares		60,715,504
*	Flowers Foods, Inc. Common Stock Fund	Federated Government Obligation Fund; 1,187,723 shares		1,187,723

*	Notes receivable from participants	Notes, with interest rates between 4.25% and 11.50%; maturity ranges from January 2014 to October 2023		18,949,483

				$473,065,148

*	Parties-in-Interest (See Note 7)
**	Cost information not required for participant-directed accounts

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Schedule H, line 4j — Schedule of Reportable Transactions

December 31, 2013 EIN No. 58-2582379 / Plan Number 004

(a) Identity of Party	(b) Description of Asset	(c)Purchase Price	(d) Selling Price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of Asset	(h) Current Value	(i) Net Gain (Loss)
Putnam	Pimco Total Return Fund	$55,039,243	—	—	—	—	$55,039,243	—
Putnam	Pimco Total Return Fund	—	$55,063,523	—	—	$30,517,440	$55,063,523	24,546,084

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Chair of the Plan Administrative Committee, on behalf of the Finance Committee of the Board of Directors, has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k)

RETIREMENT SAVINGS PLAN

Date: June 9, 2014	By:	/s/ Karen Hickey
Karen Hickey
Chair, Plan Administrative Committee

Flowers Foods, Inc. 401(k) Retirement Savings Plan

Exhibits to Form 11-K

Exhibit 23.     Consent of PricewaterhouseCoopers LLP